CORPORATION AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DAYTONA INTERNATIONAL SPEEDWAY HOMESTEAD-MIAMI SPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DAYTONA RACEWAY ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN ANNUAL AUTO CLUB SPEEDWAY CHICAGOLAND RADIO PHOENIX INTERNATIONAL RACEWAY RICHMOND INTERNATIONAL RACEWAY ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY MARTINSVILLE SPEEDWAY MICHIGAN INTERNATIONAL SPEEDWAY MRN RADIO PHOENIX INTERNATIONAL RACEWAY RICHMOND INTERNATIONAL RACEWAY ROUTE REPORT 08 66 RACEWAY TALLADEGA SUPERSPEEDWAY HOMESTEAD-MIAMI SPEEDWAY KANSAS SPEEDWAY MARTINSVILLE SPEEDWAY MICHIGAN INTERNATIONAL SPEEDWAY MRN RADIO PHOENIX INTERNATIONAL RACEWAY RICHMOND INTERNATIONAL DAYTONA 500 EXPERIENCE DAYTONA INTERNATIONAL SPEEDWAY HOMESTEAD-MIAMI SPEEDWAY KANSAS SPEEDWAY MARTINSVILLE SPEEDWAY MICHIGAN INTERNATIONAL SPEEDWAY MRN RADIO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DAYTONA INTERNATIONAL SPEEDWAY HOMESTEAD-MIAMI SPEEDWAY KANSAS SPEEDWAY MARTINSVILLE INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DAYTONA INTERNATIONAL SPEEDWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTONA RICHMOND INTERNATIONAL RACEWAY ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN AUTO CLUB SPEEDWAY MRN RADIO PHOENIX INTERNATIONAL RACEWAY RICHMOND INTERNATIONAL RACEWAY ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL KANSAS SPEEDWAY MARTINSVILLE SPEEDWAY MICHIGAN INTERNATIONAL SPEEDWAY MRN RADIO PHOENIX INTERNATIONAL RACEWAY RICHMOND INTERNATIONAL RACEWAY ROUTE 66 RACEWAY INTERNATIONAL SPEEDWAY HOMESTEAD-MIAMI SPEEDWAY KANSAS SPEEDWAY MARTINSVILLE SPEEDWAY MICHIGAN INTERNATIONAL SPEEDWAY MRN RADIO PHOENIX INTERNATIONAL RACEWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DAYTONA INTERNATIONAL SPEEDWAY HOMESTEAD-MIAMI SPEEDWAY KANSAS SPEEDWAY MARTINSVILLE SPEEDWAY MICHIGAN INTERNATIONAL AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DAYTONA INTERNATIONAL SPEEDWAY HOMESTEAD-MIAMI SPEEDWAY KANSAS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DAYTONA ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY INTERNATIONAL RACEWAY RICHMOND INTERNATIONAL RACEWAY ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION MICHIGAN INTERNATIONAL SPEEDWAY MRN RADIO PHOENIX INTERNATIONAL RACEWAY RICHMOND INTERNATIONAL RACEWAY ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN -MIAMI SPEEDWAY KANSAS SPEEDWAY MARTINSVILLE SPEEDWAY MICHIGAN INTERNATIONAL SPEEDWAY MRN RADIO PHOENIX INTERNATIONAL RACEWAY RICHMOND INTERNATIONAL RACEWAY 500 EXPERIENCE DAYTONA INTERNATIONAL SPEEDWAY HOMESTEAD-MIAMI SPEEDWAY KANSAS SPEEDWAY MARTINSVILLE SPEEDWAY MICHIGAN INTERNATIONAL SPEEDWAY MRN RADIO PHOENIX CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DAYTONA INTERNATIONAL SPEEDWAY HOMESTEAD-MIAMI SPEEDWAY KANSAS SPEEDWAY MARTINSVILLE SPEEDWAY SPEEDWAY CORPORATION AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DAYTONA INTERNATIONAL SPEEDWAY HOMESTEAD- SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION AMERICR OWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 RICHMOND INTERNATIONAL RACEWAY ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN AUTO CLUB SPEEDWAY SPEEDWAY MRN RADIO PHOENIX INTERNATIONAL RACEWAY RICHMOND INTERNATIONAL RACEWAY ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY MARTINSVILLE SPEEDWAY MICHIGAN INTERNATIONAL SPEEDWAY MRN RADIO PHOENIX INTERNATIONAL RACEWAY RICHMOND INTERNATIONAL RACEWAY ROUTE 66 RACEWAY TALLADEGA SPEEDWAY HOMESTEAD-MIAMI SPEEDWAY KANSAS SPEEDWAY MARTINSVILLE SPEEDWAY MICHIGAN INTERNATIONAL SPEEDWAY MRN RADIO PHOENIX INTERNATIONAL RACEWAY RICHMOND RACEWAY DAYTONA 500 EXPERIENCE DAYTONA INTERNATIONAL SPEEDWAY HOMESTEAD-MIAMI SPEEDWAY KANSAS SPEEDWAY MARTINSVILLE SPEEDWAY MICHIGAN INTERNATIONAL SPEEDWAY MRN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DAYTONA INTERNATIONAL SPEEDWAY HOMESTEAD-MIAMI SPEEDWAY KANSAS SPEEDWAY INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DAYTONA INTERNATIONAL 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY RICHMOND INTERNATIONAL RACEWAY ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN AUTO INTERNATIONAL SPEEDWAY MRN RADIO PHOENIX INTERNATIONAL RACEWAY RICHMOND INTERNATIONAL RACEWAY ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL SPEEDWAY KANSAS SPEEDWAY MARTINSVILLE SPEEDWAY MICHIGAN INTERNATIONAL SPEEDWAY MRN RADIO PHOENIX INTERNATIONAL RACEWAY RICHMOND INTERNATIONAL RACEWAY ROUTE 66 RACEWAY DAYTONA INTERNATIONAL SPEEDWAY HOMESTEAD-MIAMI SPEEDWAY KANSAS SPEEDWAY MARTINSVILLE SPEEDWAY MICHIGAN INTERNATIONAL SPEEDWAY MRN RADIO PHOENIX INTERNATIONAL SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DAYTONA INTERNATIONAL SPEEDWAY HOMESTEAD-MIAMI SPEEDWAY KANSAS SPEEDWAY MARTINSVILLE SPEEDWAY MICHIGAN CORPORATION AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DAYTONA INTERNATIONAL SPEEDWAY HOMESTEAD-MIAMI SPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DAYTONA RACEWAY ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND

INTERNATIONAL SPEEDWAY CORPORATION

Driven to be the world leader in motorsports entertainment by providing superior, innovative and thrilling guest experiences.

International Speedway Corporation ("ISC"), founded in 1953, is a leading promoter of motorsports themed entertainment activities in the United States. The Company owns and/or operates 13 of the nation's premier motorsports entertainment facilities, which in total have more than 1 million grandstand seats and more than 550 suites. ISC's facilities are located in six of the nation's top-12 media markets, and nearly 80 percent of the country's population is located within the primary trading areas of its facilities.

ISC promotes major motorsports events in every month of the race season — more than any other motorsports promoter. Collectively, ISC's 13 facilities promote more than 100 motorsports events during the race season.

- Daytona International Speedway® in Florida
- Talladega Superspeedway® in Alabama
- Michigan International Speedway® located outside Detroit
- Richmond International Raceway® in Virginia
- Auto Club Speedway of Southern California℠ near Los Angeles
- Kansas Speedway® in Kansas City, Kansas
- Phoenix International Raceway® in Arizona
- Chicagoland Speedway® near Chicago, Illinois
- Route 66 Raceway™ near Chicago, Illinois
- Homestead-Miami Speedway℠ in Florida
- Martinsville Speedway® in Virginia
- Darlington Raceway® in South Carolina
- Watkins Glen International® in New York.

In addition to motorsports facilities, ISC owns and operates MRN Radio, the nation's largest independent sport radio network; Daytona 500 Experience, the "Ultimate Motorsports Attraction" in Daytona Beach, Florida and the official attraction of NASCAR (National Association for Stock Car Auto Racing); and, Americrown Service Corporation, a provider of catering services, food and beverage concessions, and merchandise sales. The Company also owns a 50 percent interest in Motorsports Authentics, a producer and marketer of motorsports-related merchandise licensed by certain competitors in NASCAR racing.

NASCAR is the most prominent sanctioning body in stock car racing, based on factors such as geographic presence, number of members and sanctioned events. ISC derives more than 85 percent of its revenues from NASCAR-sanctioned racing events.

ISC also attributes its solid revenues and profits to an operating strategy that produces significant operating cash flow, which is reinvested in strategic opportunities to grow the business and deliver shareholder value.


DAYTONA INTERNATIONAL SPEEDWAY
DAYTONA 500

Dear fellow International Speedway Corporation (“ISC”) shareholders, it was with great pride that we witnessed hundreds of thousand of motorsports fans, from all walks of life, from every state in the country and 31 other nations, come together on February 17, 2008, to celebrate the 50th running of the Daytona 500 — NASCAR’s most prestigious event. From the pre-race pageantry, to three-plus hours of side-by-sid racing action, to Ryan Newman capturing the coveted checkered flag after a last-lap pass, “The Great American Race” truly lived up to its heritage. It also set the stage for another season of exciting competition from all forms of motorsports racing. In addition to the historic 50th running of the Daytona 500, 2008 featured thrilling racing and compelling action on the track. Most notably: Grand-Am hosted the 46th running of the Rolex 24 At Daytona, which featured a significant milestone as Chip Ganassi Racing became the first team to win the overall Rolex 24 in three consecutive years. Dale Earnhardt Jr., a perennial fan favorite, joined Jeff Gordon and Jimmie Johnson as teammates at Hendrick Motorsports and proceeded to win two of the first races of the NASCAR Sprint Cup Series season — the Budweiser Shootout and a Gatorade Duel during DIRECTV Speedweeks at Daytona International Speedway. Kyle Busch dominated the NASCAR season early, winning eight Sprint Cup Series events, as well as a record-tying 10 victories in the Nationwide Series and three in the Craftsman Truck Series. After a 12-year absence, fans welcomed the long-awaited reunification of open wheel racing in the IRL IndyCar Series with major events held at five ISC motorsports facilities in 2008. Another significant highlight was Danica Patrick becoming the first female to win a major auto racing event on a closed-course circuit. Finally, the season ended on another historic milestone with Jimmie Johnson capturing his third consecutive NASCAR Sprint Cup Championship at Homestead-Miami Speedway, a feat that has not been accomplished since Cale Yarborough’s remarkable run 30 years ago. We expect the 2009 season to be equally competitive and exciting. And, while the economy and the impact it is having on consumers and corporate America is well documented, we expect our market leadership position will continue to serve us well as we navigate through these difficult times. ISC is motorsports’ largest promoter and collectively hosts more than 100 events annually at its 13 major motorsports facilities, including 47 NASCAR Sprint Cup, Nationwide and Camping World Truck series, formally known as the Craftsman Truck Series, races for the 2009 season. ISC’s long-term success is predicated on the immensely popular sports property of NASCAR, the most prominent sanctioning body in motorsports. NASCAR’s success is supported by a stable, growth-oriented business model that allows all constituents — track operators, competitors, team owners, sponsors, media partners and other interests — to prosper. NASCAR’s hallmark is that it consistently provides competitive and exciting events for the fans, making it the number one spectator sport in the United States. Through a strict focus on a proven business plan, ISC over the past 50 years has consistently delivered solid financial results, including strong revenue and operating cash flow. Even with the challenging economic conditions faced in fiscal

2008, the Company generated total revenues of $787 million and operating income of $236 million. This type of financial profile provides us the ability to capitalize on significant long-term growth opportunities that deliver long-term shareholder value. While we expect our fiscal 2009 financial results will continue to be challenged by the unprecedented economic landscape, the Company remains in excellent financial position and firmly focused on continuing to execute its vision of being the world leader in motorsports entertainment by providing superior, innovative and thrilling guest experiences. We continue to stage huge events that are among the highest attended sporting events in the country. In the millions of fans who come through our gates, we see first hand the passion and enthusiasm they have for our sport. It is a culture; it is a lifestyle. In our pursuit of creating the “best-in-class” experience for our guests, we have implemented a number of unique ticketing and consumer programs that are proving successful. For our ticketing programs, we first examine pricing structures to ensure that prices are in line with market demand. We are sensitive to the current economic challenges that many of our fans face, and to address this, we have lowered prices on more than 150,000 seats, or 15 percent of our grandstand capacity, for NASCAR Sprint Cup events across the Company. In addition, we have created ticket packages that provide added value opportunities, making it more affordable for our fans to attend live events. These packages may include an “all-you-can-eat” component; fuel saving offers; military discounts; and, we have added general admission only grandstands where, in many cases, children’s admissions are free. We are also continuing to provide a number of different enhanced installment payment programs. Our efforts do not only focus on ticket prices. We are also working closely with community partners to lower the overall cost for fans. This includes lowered minimum night stays at hotels and developing special promotions for guests. We have also reduced prices on select concessions and are offering special pricing on merchandise. These efforts complement our commitment to providing first-class entertainment for our fans all season long. During 2008, we continued to make investments in consumer marketing technologies. For example, we implemented a proprietary process to secure immediate feedback from our customers following major events. Through these efforts, we are better able to understand our customers’ trends and habits, as well as their likes and dislikes. More importantly, this type of consumer marketing initiative assists us in operational and capital investment planning to ensure we provide a premier live event experience for our customers. Despite attendance softness due to the economy in 2008, it is important to note that fan interest has not diminished. This was best evidenced in 2008 by increased television ratings for all three of NASCAR’s national touring event series. NASCAR’s Sprint Cup and Nationwide series remain the second- and third-most watched sports programming on television, respectively, in terms of average household viewership per event. Domestic broadcast and ancillary media revenues are an important component to our revenue and earnings stream. In fiscal 2008, we were in the second year of an eight year contract that generated more than $257 million in revenues and provided $189 million in operating income for ISC during the year. With a contracted average annual escalator of three percent, media rights income provides the Company with substantial earnings stability and visibility. This is a true differentiating factor for ISC as compared to other companies. While ISC was impacted by the macroeconomic environment in 2008 and is expected to experience further pressure on attendance-related and corporate market ing partnership revenues in 2009, NASCAR remains a healthy and exciting sports property with tens of millions of passionate fans. These fans collectively have demographics that mirror the U.S. population in income, age and number of families with children. In addition, a significant percentage, upwards of 40 percent, of NASCAR fans are female, who are the primary purchasers in the home. These strong demographics, behaviors and avidity to purchase and consume a variety of products are terrific for ISC and support our ability to effectively market our vast array of assets and intellectual property to Corporate America. It was this that led The Kroger Co., partnering with Daytona International Speedway, to execute the largest in-store retail promotion in Kroger and NASCAR history to commemorate the 50th running of the Daytona 500. Utilizing Kroger’s network of 2,500 stores, customers had the opportunity to purchase almost 50 different products branded with a special 50th race logo. General Mills, Kellogg and ConAgra were among the companies that collectively spent more than $100 million in marketing for this historic event. We are excited that this promotion was such a success, and expect it will continue to grow in scale and number of brands that participate in the coming years. Corporate sponsorship plays a unique role in motorsports. Fans have shown over the years that they are willing to change their purchasing decisions to support sponsors that are involved in the sport. This aspect of sponsorship makes investment in motorsports an attractive opportunity for Corporate America. It is no surprise that there are more Fortune 500 companies involved in NASCAR than in any other sport. We expect to experience modest decreases in sponsorship spending in 2009, due in part to lower spending from auto manufacturers. However, we know, as we see it play out time and time again, that an investment in NASCAR can be the most efficient and effective spend in all of major sports. This investment return is driven by the responsiveness of the brand loyal race fans, which are three times more likely to purchase NASCAR sponsors’ products or services. Moreover, NASCAR fans who attend a live event are two times more likely to purchase NASCAR sponsors’ products or services as compared to fans who do not attend an event. This provides a compelling case when our corporate partners are prioritizing and scrutinizing their marketing budgets to get the best return on their investment. While all sports properties are experiencing a slowdown in corporate spending, ISC has taken proactive and strategic steps to provide innovative marketing solutions for our corporate partners. One of the key focus areas has been the integration and leveraging of traditional marketing disciplines into the sports marketing area. Whether it is sponsorship, hospitality or ticketing, we have had solid success by employing marketing disciplines that focus on research and measurement. The racetracks themselves are the culmination of NASCAR fans’ experience and passion for the sport, and that is where there is a tremendous amount of excitement and avidity. When we marry the two in a strategic fit with a brand, the sport, and an innovative marketing program that focuses on delivering measurable results, we are very successful with Corporate America. Illustrative of this was ISC’s ability in 2008 to expand its relationship with the Automobile Club of Southern California, the nation’s largest member of the AAA federation, into a historic 10-year, multi-million-dollar partnership to re-name California Speedway as Auto Club Speedway of Southern California. This relationship increases Auto Club’s brand exposure as the speedway annually attracts nearly half a million fans. Auto Club is using the speedway facilities to expand development of automotive technology as well as driver safety initiatives. We are proud to say that this is the largest naming rights agreement in all of motorsports and a model we would like to replicate, with the right partner, at our other motorsports facilities. As motorsports has grown, our marketing partnership and sponsorship efforts have evolved from primarily event entitlements into a diversified mix that also includes licensing rights, display space and official status categories. Ten years ago, event entitlements contributed 80 percent of gross marketing partnership revenue. Today, they account for approximately 30 percent with official status accounting for more than 50 percent of gross marketing partnership revenue. We sold positions in more than 150 distinct official status categories in 2008, and we have an almost endless supply of categories we can pursue over the longer term. Beginning in January 2008, Coca-Cola North America, through an exclusive 10 year, multi-million-dollar partnership, became the “Official Soft Drink,” “Official Sparkling Beverage” and “Official Water” at 10 of our motorsports facilities, as well as Daytona 500 Experience. This ranks as one of the most significant official status marketing partnerships in the Company’s history. Our relationship with Coca-Cola North America is only one of the hundreds of marketing partnerships we have established through our comprehensive sales network across our 13 motorsports facilities. We are extremely pleased that, in light of the current economic environment, we continue to bring not only new sponsors into the sport, but also are able to create new official status categories. For example, we recently announced a five-year, multi-track partnership with ServiceMaster Clean. In addition, NextEra Energy Resources, the nation’s largest provider of wind and solar energy, became an official status partner of Daytona and Homestead-Miami, as well as secured major race entitlement positions with both Florida-based speedways. We have other exciting partnerships in the works and look forward to announcing them throughout the year. We credit much of our success in securing sponsorship arrangements to the popularity of NASCAR and ISC’s ability to reach a tremendous number of brand loyal consumers through a platform of first-class motorsports facilities that extend across the country and host world-class events. More than two-thirds of the country’s population is located within 400 miles of our facilities. ISC’s premier events span the entire motorsports calendar, from the season-opening Grand-Am Rolex 24 At Daytona and NASCAR Sprint Cup Daytona 500 in February, to Homestead-Miami’s Ford Championship Weekend, which crowns the champions in the top three national NASCAR racing series, in November. Moreover, we host major events in six of the top 12 media markets. This national footprint in top media markets places ISC in a unique position to deliver year-round value to sponsors. No other motorsports company can offer as many varied marketing solutions across such a wide breadth of assets. While we continue to make significant advances in promoting our top-line results, in response to a lower revenue outlook for 2009 due to macroeconomic uncertainty, we continue to actively manage the Company’s controllable event and administrative expenses through ongoing cost containment initiatives. We have been aggressively reducing costs and remain focused on spending only in areas that directly contribute to the successful execution of our long-term strategic plan. As we operate the most major motorsports facilities in the country and promote premier events that attract millions of fans, as well as significant corporate partner spending, ISC continues to generate significant operating cash flow that provides us the ability to reinvest in strategic long-term growth opportunities. Over the past two years, we have undertaken a detailed review of our strategic plan to determine where we want ISC to be in the next five to 10 years. Through this process, we are not only gaining a better understanding of the current and long-term environment in which we operate, but also are evaluating our capital allocation strategy to ensure we invest in the best opportunities that will provide value creation beyond ISC’s organic growth. In fiscal 2008, we invested approximately $92 million in capital expenditures at our existing facilities. From an allocation standpoint, our priority is fan and competitor safety, as well as regulatory compliance. We are also focused on improving the fan experience to increase ticket sales, and drive higher retention and renewals from our existing customers. During the fiscal year, we made a number of significant capital improvements across our facilities, including the installation of track lighting at Chicagoland Speedway; enhanced seating and a new leader board at Michigan International Speedway; and track repaving, new infield tunnel access and suite renovations at Darlington Raceway. In addition, we installed new media centers at Watkins Glen International and Homestead-Miami. Finally, we have upgraded portions of the frontstretch grandstands, replaced seats and completed the purchase of property immediately adjacent to Turn 1 at Daytona. This purchase affords us the ability to invest in a fan friendly face lift to the property behind the frontstretch grandstands. Furthermore, we are able to integrate this 20-acre property as part of the frontstretch master plan, which will also allow for an improved guest experience and increased revenue generation opportunities. For fiscal 2009, as a result of our desire to conserve cash, we currently estimate that we will invest approximately $65 million on capital improvements at our existing facilities. Most notable is spending for seating and facility enhancements at Michigan and Daytona. Looking at our other capital commitments, we have $150 million in Senior Notes maturing in April 2009. Given the challenges in the credit markets, this past October we drew down on our $300 million Revolving Credit Facility the $150 million necessary to fund the April maturity. If we are not able to secure acceptable terms for a refinancing in early 2009, we will use these Revolver borrowings as a bridge to a more favorable credit market, utilize operating cash flow to pay down the balance on the Revolver in the interim, and decrease capital spending at our existing facilities to approximately $50 million in fiscal 2009. We view this as the minimum amount of investment necessary for maintenance capital expenditures, safety and regulatory requirements, and preserving the guest experience at our events. Beyond our existing facilities, we are also making strategic investments in external projects that complement our core business and provide value for our shareholders. Our main focus is on ancillary real estate development, acquisitions and new market developments. We also remain focused on returning value to our shareholders through our dividend policy and stock buyback program. During fiscal 2008, we increased our annual dividend to $0.12 per share (as compared to $0.1 0 per share in fiscal 2007) and purchased on the open market 3.1 million shares for $127 million. With more than 1 3,000 acres owned or under management, we possess a significant long-term opportunity to unlock value on our balance sheet by monetizing our real estate through complementary ancillary development. Our goal in any endeavor we undertake is to enhance and extend the guest experience during race weekends, and create a year-round destination and income stream in the particular region. We made excellent progress on this initiative during 2008. First, we broke ground on Daytona Live!, a 71 -acre premier retail, dining and entertainment venue being built across the street from Daytona International Speedway. Also included in the development will be a first-class hotel and the new world headquarters building for ISC, NASCAR and Grand-Am. The first phase of the project, which is fully funded, is the headquarters building, which is expected to open late 2009. The proposed 200,000 square feet of upscale retail, dining and entertainment center is being marketed to the “best-in-class” businesses by The Cordish Company, our 50/50 joint venture partner. It has already secured a 65,000 square foot, 14-screen Cobb Theatre to anchor the development. We were also pleased to announce last September that our Hard Rock Hotel & Casino at Kansas Speedway proposal was awarded the casino management contract with the Kansas Lottery Commission for Wyandotte County, Kansas. Similar to Daytona Live!, the project was planned to be developed in a 50/50 joint venture with The Cordish Company. The combination of the proposed 1.5 million square foot Hard Rock Hotel & Casino and 275,000 square feet of premier retail, dining and entertainment spaces, adjacent to a premier motorsports facility, was destined to become one of the foremost sports and leisure destinations in the country. While we were prepared to move forward on the development of the casino and multiple retail, dining and entertainment venues, we requested that our casino management contract be modified to allow us to phase in the hotel, convention facilities and additional non-gaming entertainment components. We were concerned that, due to the unprecedented crisis and disruption in the global financial economic markets, our project may have had difficulty securing acceptable financing. Since modifications to the contract were technically not permitted prior to our $25-million deposit becoming non-refundable and the partners becoming obligated to build the entire project, we reluctantly withdrew our proposal. At the beginning of 2009, the State of Kansas re-opened the bidding process for the casino management contract and we look forward to resubmitting our application with a phased approach for the non-gaming amenities. From an acquisition and new market development standpoint, we are very interested in opportunities that offer attractive financial returns. We were pleased with the 2008 performance of recent acquisitions, particularly Chicagoland Speedway and Motorsports Authentics.

The recent addition of lights at Chicagoland Speedway, which we acquired in 2007, allowed for night racing at the speedway. This more effectively differentiates the two major race weekends held at the speedway, and contributed to Chicagoland selling out its Track Pack season tickets for the 2008 race season. During 2008, Motorsports Authentics, our 50/50 joint venture with Speedway Motorsports, benefited from sales surrounding the historic 50th running of the Daytona 500, as well as Dale Earnhardt Jr.’s move to a new team, sponsor and car. These unique opportunities, combined with a continued turnaround of the business, helped Motorsports Authentics post an operating profit of $3.2 million in fiscal 2008, of which ISC recorded $1.6 million as equity investment income. This is a significant improvement from 2007, when Motorsports Authentics posted an operating loss of $19.6 million (after excluding certain one-time items), and ISC recorded a $9.8 million non-GAAP equity loss to reflect its 50 percent portion. In terms of new market development, we continue to believe there are a number of underserved markets that will offer a strong fan base and solid corporate demand. However, when considering development of new facilities, it is important to note that NASCAR has stated its race schedules are substantially expanded. As such, the events up for a newly developed facility would need to be realigned from existing facilities. Faced with this economic model, we believe that any new development would most likely necessitate some form of public-private partnership to fund the project in order to yield acceptable returns. As a significant percentage of race attendees often travel from out of the area and state, contributing to substantial positive economic impacts, such arrangements are certainly plausible. A great example of this is the success of Kansas Speedway, our most recent new market development. Kansas Speedway was built through a significant public-private partnership, with the speedway providing an annual economic benefit of almost a quarter billion dollars to the state and local community. This gives us a high degree of confidence that other markets will realize the positive economic impact a major motorsports facility can bring to a state and community as a result of investing in a public-private partnership model. An important component of our capital allocation strategy is returning capital to shareholders. ISC has solid operating margins that generate substantial operating cash flow. Using only these internally generated proceeds, we have returned a significant amount of capital to shareholders primarily through our share repurchase program. Since its inception in December 2006, the Company has purchased more than 4.7 million shares on the open market, an investment of more than $200 million. Going forward, once we refinance our Revolver borrowings, we expect to balance the amount of share repurchase with the level of capital reinvestment at our existing facilities. We have been able to execute on our strategic initiatives due to our solid financial position, which provides the flexibility needed to capitalize on long-term growth opportunities. With modest debt levels, an investment grade rating from Moody’s and Standard & Poor’s, and significant operating income, the Company is in excellent financial condition to continue to grow. In closing, although these are challenging times for our fans, business partners and ISC, we remain a dynamic company uniquely positioned to prosper well into the future. The major reason for our continued success over the past 50 years has been our execution of a proven long-term business plan supported by a strong financial profile and performance by our dedicated group of employees that are always willing to go the extra mile. Over those many decades, we have persevered through many challenging economic periods, and we remain confident that we will get through these times as a stronger and better operated company. We appreciate your continued support and look forward to seeing you at the races! Chairman of the Board and Chief Executive Officer Vice Chair and President

OTHER CORPORATE OFFICERS John R. Saunders Executive Vice President and Chief Operating Officer W. Garrett Crotty Senior Vice President, Secretary and General Counsel W. Grant Lynch, Jr. Senior Vice President, Business Operations Roger R. VanDerSnick Senior Vice President, Marketing and Business Operations Investor Inquiries and 10-K For more information about International Speedway Corporation, contact: Corporate & Investor Communications International Speedway Corporation RO. Box 2801 Daytona Beach, FL 32120-2801 Phone: (386) 947-6465 www.iscmotorsports.com Daniel W. Houser Vice President, Chief Financial Officer and Treasurer Glenn R. Padgett Vice President, Chief Counsel-Operations, Assistant Secretary and Chief Compliance Officer Brian K. Wilson Vice President, Corporate Development Tracie K. Winters Vice President, Business Development Daryl Q. Wolfe Vice President and Chief Marketing Officer Corporate Address International Speedway Corporation RO. Box 2801 Daytona Beach, FL 32120-2801 Transfer Agent and Registrar Computershare RO. Box 43078 Providence, Rl 02940-3078 Phone: (800) 568-3476 Independent Auditors for SOOS Ernst & Young LLR Jacksonville, FL This Annual Report should be read in combination with ISC’s annual report on Form 10-K for the fiscal year ended November 30, 2008, the Notice of 2009 Annual Meeting, and the Information Statement dated March 1, 2009. Collectively these documents contain all of the information and disclosures required in connection with the 2009 Annual Meeting of Shareholders.

BOARD OF DIRECTORS

JAMES C. **FRANCE**
Chairman of the Board
and Chief Executive Officer
International Speedway Corporation





LESA **FRANCE KENNEDY**
Vice Chair and President
International Speedway Corporation

LARRY **AIELLO, JR.**[1]
Retired as President and
Chief Executive Officer
Corning Cable Systems





J. HYATT **BROWN**[1]
Chairman and Chief Executive Officer
Brown & Brown, Inc.

JOHN R. **COOPER**[2]
Retired as Vice President
International Speedway Corporation





EDSEL B. **FORD II**[1]
Board Director
Ford Motor Company

BRIAN Z. **FRANCE**
Chairman and
and Chief Executive Officer
NASCAR, Inc.





WILLIAM P. **GRAVES**[1]
President and Chief Executive Officer
American Trucking Associations

CHRISTY F. **HARRIS**
Attorney in private practice of
business and commercial law





MORI **HOSSEINI**[1]
Chairman and Chief Executive Officer
ICI Homes

RAYMOND K. **MASON, JR.**
Chairman and President
Centerbank of Jacksonville, N.A.





EDWARD H. **RENSI**[1]
Retired as President and
Chief Executive Officer
McDonald's USA

LLOYD E. **REUSS**[1]
Retired as President
General Motors Corporation





THOMAS W. **STAED**[1]
Chairman
Staed Family Associates, Ltd.

[1] Independent Board Member [2] Advisory Board Member

ISC ANNUAL REPORT 9

SPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DA NATIONAL RACEWAY ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEED WDIO PHOENIX INTERNATIONAL RACEWAY RICHMOND INTERNATIONAL RACEWAY ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATIO NSVILLE SPEEDWAY MICHIGAN INTERNATIONAL SPEEDWAY MRN RADIO PHOENIX INTERNATIONAL RACEWAY RICHMOND INTERNATIONAL RACEWAY ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKIf IWAY HOMESTEAD-MIAMI SPEEDWAY KANSAS SPEEDWAY MARTINSVILLE SPEEDWAY MICHIGAN INTERNATIONAL SPEEDWAY MRN RADIO PHOENIX INTERNATIONAL RACEWAY RICHMOND INTERNATIONAL RAC VAY DAYTONA 500 EXPERIENCE DAYTONA INTERNATIONAL SPEEDWAY HOMESTEAD-MIAMI SPEEDWAY KANSAS SPEEDWAY MARTINSVILLE SPEEDWAY MICHIGAN INTERNATIONAL SPEEDWAY MRN RADIO PH CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DAYTONA INTERNATIONAL SPEEDWAY HOMESTEAD-MIAMI SPEEDWAY KANSAS SPEEDWAY MARTINSVILLE SP I INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DAYTONA INTERNATIONAL SPEEDWAY HOW VAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTt [RACEWAY RICHMOND INTERNATIONAL RACEWAY ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN AUTO CLUB SP NTERNATIONAL SPEEDWAY MRN RADIO PHOENIX INTERNATIONAL RACEWAY RICHMOND INTERNATIONAL RACEWAY ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL INTERN IWAY KANSAS SPEEDWAY MARTINSVILLE SPEEDWAY MICHIGAN INTERNATIONAL SPEEDWAY MRN RADIO PHOENIX INTERNATIONAL RACEWAY RICHMOND INTERNATIONAL RACEWAY ROUTE 66 RACEWAY TALU DAYTONA INTERNATIONAL SPEEDWAY HOMESTEAD-MIAMI SPEEDWAY KANSAS SPEEDWAY MARTINSVILLE SPEEDWAY MICHIGAN INTERNATIONAL SPEEDWAY MRN RADIO PHOENIX INTERNATIONAL RACEWAY SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DAYTONA INTERNATIONAL SPEEDWAY HOMESTEAD-MIAMI SPEEDWAY KANSAS SPEEDWAY MARTINSVILLE SPEEDWAY MICHIGAN INTERNATION JRAT10N AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DAYTONA INTERNATIONAL SPEEDWAY HOMESTEAD-MIAMI SPEEDWAY KANSAS S NS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLINGTON RACEWAY DAYTONA 500 EXPERIENCE DAYTONA INTERNATI VAY ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION AMERICROWN AUTO CLUB SPEEDWAY CHICAGOLAND SPEEDWAY DARLING U INTERNATIONAL RACEWAY RICHMOND INTERNATIONAL RACEWAY ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL INTERNATIONAL SPEEDWAY CORPORATION AMER IWAY MICHIGAN INTERNATIONAL SPEEDWAY MRN RADIO PHOENIX INTERNATIONAL RACEWAY RICHMOND INTERNATIONAL RACEWAY ROUTE 66 RACEWAY TALLADEGA SUPERSPEEDWAY WATKINS GLEN INTERNATIONAL SPEEDWAY CORPORATION Poet Office Box 2BD1 . Daytona Beach, FL 32120-2801 . 38G.254.27DO